UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Natrol, Inc.

(Name of Subject Company (Issuer))

Nutra Acquisition Company, Inc.

and

Plethico Pharmaceuticals Limited

(Names of Filing Persons (Offerors))

Common Stock, $.01 par value per share

(Title of Class of Securities)

638789107

(CUSIP Number of Class of Securities)

Michael V. Gisser, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

300 South Grand Avenue

Suite 3400

Los Angeles, California 90071

(213) 687-5000

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Steven Spitz

Natrol, Inc.

General Counsel

21411 Prairie Street

Chatsworth, California 91311

(818) 739-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$62,752,553	$1,927

*	Estimated solely for purposes of calculating the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended. The amount of the filing fee is calculated by multiplying the transaction value by 0.0000307. The transaction value was determined by multiplying the offer price of $4.40 per share by 14,261,944 shares of common stock issued and outstanding (the number of shares represented by Natrol in the Merger Agreement (as defined herein) to be issued and outstanding as of November 14, 2007).

☐	Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Nutra Acquisition Company, Inc. (“Purchaser”) and Plethico Pharmaceuticals Limited (“Plethico”), to purchase all outstanding shares of common stock, $.01 par value per (“Shares”), of Natrol, Inc., a Delaware corporation, (“Natrol”) at a price of $4.40 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 27, 2007 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of Purchaser and Plethico. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase. The Agreement and Plan of Merger, dated as of November 18, 2007 (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among Natrol, a Delaware corporation, Plethico, a public limited company incorporated under the laws of India and indirect parent of Purchaser, and Purchaser, a copy of which is attached as Exhibit (d)(1) hereto is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the subject company is Natrol. Natrol’s principal executive office is located at 21411 Prairie Street, Chatsworth, California 91311, and its telephone number at such principal executive office is (818) 739-6000.

(b) This Tender Offer Statement on Schedule TO relates to Purchaser’s offer to purchase all outstanding Shares. According to Natrol, as of November 14, 2007, there were 14,261,944 Shares issued and outstanding, as represented by Natrol in the Merger Agreement.

(c) The information set forth in Section 6—“Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

The information set forth in Section 9—“Certain Information Concerning Purchaser and Plethico” and Schedule A to the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in Sections 8, 9, 10 and 11—“Certain Information Concerning Natrol,” “Certain Information Concerning Purchaser and Plethico,” “Background of the Offer; Contacts with Natrol” and “Purpose of the Offer and Plans for Natrol; Summary of the Merger Agreement” of the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

The information set forth in Sections 6, 7, 10, 11 and 14—“Price Range of Shares; Dividends,” “Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin

Regulations,” “Background of the Offer; Contacts with Natrol,” “Purpose of the Offer and Plans for Natrol; Summary of the Merger Agreement” and “Dividends and Distributions” of the Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

The information set forth in Section 12—“Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

The information set forth in Sections 8, 9, 10 and 11—“Certain Information Concerning Natrol,” “Certain Information Concerning Purchaser and Plethico,” “Background of the Offer; Contacts with Natrol” and “Purpose of the Offer and Plans for Natrol; Summary of the Merger Agreement” of the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

The information set forth in Sections 10, 11 and 16—“Background of the Offer; Contacts with Natrol,” “Purpose of the Offer and Plans for Natrol; Summary of the Merger Agreement” and “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

Not applicable.

Item 11. Additional Information.

(a)(1) The information set forth in Sections 8, 9, 10 and 13—“Certain Information Concerning Purchaser and Plethico,” “Background of the Offer; Contacts with Natrol,” “Purpose of the Offer and Plans for Natrol; Summary of the Merger Agreement” and “Conditions of the Offer” of the Offer to Purchase is incorporated herein by reference.

(a)(2),(3) The information set forth in Sections 11, 13 and 15—“Purpose of the Offer and Plans for Natrol; Merger Agreement,” “Conditions of the Offer” and “Certain Legal Matters” of the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth in Section 7—“Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations” of the Offer to Purchase is incorporated herein by reference.

(a)(5) Not applicable.

Item 12. Exhibits.

(a)(1)(A)	Offer to Purchase, dated November 27, 2007

(a)(1)(B)	Form of Letter of Transmittal

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Not applicable

(a)(1)(G)	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form

(a)(1)(H)	Text of press release issued by Natrol, dated November 18, 2007 (incorporated by reference to Form 14 D-9 filed by Natrol and Purchaser with the Securities and Exchange Commission on November 27, 2007)

(a)(1)(I)	Form of summary advertisement, published November 27, 2007 in the New York Times

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of November 18, 2007, by and among Natrol, Plethico, and Nutra Acquisition Company, Inc.

(d)(2)	Confidentiality Agreement, dated as of July 26, 2007, by and between Plethico and Natrol.

(g)	Not applicable

(h)	Not applicable

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Nutra Acquisition Company, Inc.

By:	/s/ DR. MANMOHAN A. PATEL
Name: Dr. Manmohan A. Patel
Title: Treasurer & Secretary

Plethico

By:	/s/ SANJAY PAI
Name: Sanjay Pai
Title: Chief Finance Officer

Dated: November 27, 2007

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated November 27, 2007

(a)(1)(B)	Form of Letter of Transmittal

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Not applicable

(a)(1)(G)	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form

(a)(1)(H)	Text of press release issued by Natrol, dated November 18, 2007 (incorporated by reference to Form 14 D-9 filed by Natrol and Purchaser with the Securities and Exchange Commission on November 18, 2007)

(a)(1)(I)	Form of summary advertisement, published November 27, 2007 in the New York Times

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of November 18, 2007, by and among Natrol, Plethico, and Nutra Acquisition Company, Inc.

(d)(2)	Confidentiality Agreement, dated as of July 26, 2007, by and between Plethico and Natrol.

(g)	Not applicable

(h)	Not applicable